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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

AUTHENTEC, INC.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

052660107

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 052660107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ADVANTAGE CAPITAL FLORIDA PARTNERS I, LIMITED PARTNERSHIP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 1,649,022
6. Shared Voting Power 0
7. Sole Dispositive Power 1,649,022
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,649,022 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.13% (2)
12.	Type of Reporting Person (See Instructions) PN

(1)	Advantage Capital FL GP I, L.L.C. is the sole general partner of Advantage Capital Florida Partners I, Limited Partnership. As a result, Advantage Capital FL GP I, L.L.C. may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Advantage Capital Florida Partners I, Limited Partnership. Advantage Capital FL GP I, L.L.C. disclaims beneficial ownership of the securities owned by Advantage Capital Florida Partners I, Limited Partnership in excess of its pecuniary interest therein.
(2)	Based on 26,913,291 shares of common stock issued and outstanding as of November 1, 2007 as disclosed by AuthenTec, Inc. in its Form 10-Q filed with the Securities and Exchange Commission on November 1, 2007.

CUSIP No. 052660107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). ADVANTAGE CAPITAL FL GP I, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization FLORIDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 1,649,022
6. Shared Voting Power 0
7. Sole Dispositive Power 1,649,022
8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,649,022 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.13% (2)
12.	Type of Reporting Person (See Instructions) OO

(1)	Advantage Capital FL GP I, L.L.C. is the sole general partner of Advantage Capital Florida Partners I, Limited Partnership. As a result, Advantage Capital FL GP I, L.L.C. may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Advantage Capital Florida Partners I, Limited Partnership. Advantage Capital FL GP I, L.L.C. disclaims beneficial ownership of the securities owned by Advantage Capital Florida Partners I, Limited Partnership in excess of its pecuniary interest therein.
(2)	Based on 26,913,291 shares of common stock issued and outstanding as of November 1, 2007 as disclosed by AuthenTec, Inc. in its Form 10-Q filed with the Securities and Exchange Commission on November 1, 2007.

Item 1.

(a)	Name of issuer: AuthenTec, Inc.

(b)	Address of issuer’s principal executive offices: 100 Rialto Place, Suite 400, Melbourne, FL 32901

Item 2.

(a)	Name of person(s) filing:

Advantage Capital Florida Partners I, Limited Partnership, a Florida limited partnership (“Advantage”) and Advantage Capital FL GP I, L.L.C., a Florida limited liability company (the “General Partner”).

(b)	Address of principal office: 16750 Gulf Blvd., No. 416, St. Petersburg, FL 33708

(c)	Citizenship: USA

(d)	Title of class of Securities: Common Stock, $0.01 Par Value

(e)	CUSIP Number: 052660107

Item 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,649,022

(b)	Percent of class: 6.13%

(c)	Number of shares as to which each person has:

As of December 31, 2007, Advantage owned 1,649,022 shares of common stock, representing 6.13% of AuthenTec, Inc.’s outstanding shares of common stock (based on 26,913,291 shares of common stock issued and outstanding as of November 1, 2007 as disclosed by AuthenTec, Inc. in its Form 10-Q filed with the Securities and Exchange Commission on November 1, 2007. The General Partner has the sole voting power and sole disposition power with respect to the shares of common stock owned by Advantage.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

By signing below the undersigned certify that, to the best of the knowledge and belief of the undersigned, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2008

ADVANTAGE CAPITAL FLORIDA PARTNERS I, LIMITED PARTNERSHIP

By:	Advantage Capital FL GP I, L.L.C., Its General Partner

By:	/s/ Steven T. Stull
	Name:	Steven T. Stull
	Title:	President

ADVANTAGE CAPITAL FL GP I, L.L.C.

By:	/s/ Steven T. Stull
	Name:	Steven T. Stull
	Title:	President

INDEX TO EXHIBITS

Exhibit

1.	Joint Filing Agreement dated January 15, 2008